SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)

JPMORGAN CHASE BANK

(Exact name of trustee as specified in its charter)

New York	13-4994650
(State of incorporation if not a national bank)	(I.R.S. employer identification No.)

270 Park Avenue New York, New York	10017
(Address of principal executive offices)	(Zip Code)

William H. McDavid

General Counsel

270 Park Avenue

New York, New York 10017

Tel: (212) 270-2611

(Name, address and telephone number of agent for service)

CAPITAL ONE AUTO FINANCE TRUST 2003-A

Delaware
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification No.)

Wilmington Trust Compnay Rodney Square North 1100 North Market Street Wilmington, DE	19890
(Address of principal executive offices)	(Zip Code)

Asset Backed Notes

GENERAL

Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York 12110.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the Obligor and Guarantors.

If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16. List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Restated Organization Certificate of the Trustee and the Certificate of Amendment dated November 9, 2001.

2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001 in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee.

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8. Not applicable.

9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 7th day of May, 2003.

JPMORGAN CHASE BANK

By	/s/ CRAIG M. KANTOR
Craig M. Kantor

                             Exhibit 1 to Form T-1

                               [LOGO]JPMorganChase

JPMorgan Chase Bank
Office of the Secretary
270 Park Avenue, 35th floor
New York, NY 10017-2070

                                  CERTIFICATE
                                  -----------

     I, Susan Sturges Spagnola, a Vice President, Assistant General Counsel, and
Assistant Corporate Secretary of JPMorgan Chase Bank, a New York banking organization formerly known as The Chase Manhattan Bank, do hereby certify that attached hereto are true and exact copies of (1) the Restated Organization
Certificate of The Chase Manhattan Bank, as filed in the office of the
Superintendent of Banks of the State of New York on May 8, 1997 and (2) the
Certificate of Amendment of the Organization Certificate of The Chase Manhattan
Bank as filed in the office of the Superintendent of Banks of the State and certified by the Deputy Superintendent of Banks on November 9, 2001, and that said Restated Organization Certificate as amended to provide, among other things, for a change in name from The Chase Manhattan Bank to JPMorgan Chase
Bank, are in full force and effect on the date hereof.

     IN WITNESS WHEREOF I have hereunto at my hand and affixed the seal of
JPMorgan Chase Bank the 26/th/ day of November 2001.

                                         /s/ Susan Sturges Spagnola
                                         --------------------------
                                           Susan Sturges Spagnola

STATE OF NEW YORK   )
                    )ss.:
COUNTY OF NEW YORK  )

Sworn to before me this 26th day of November 2001

Notary Public

                               State of New York,

                               Banking Department

     I, MANUEL KURSKY, Deputy Superintendent of Bank of the State of New York,
DO HEREBY APPROVE the annexed Certificate entitled "RESTATED ORGANIZATION
CERTIFICATE OF THE CHASE MANHATTAN BANK Under Section 8007 of the Banking Law,"
dated March 25, 1997, providing for the restatement, without making any amendment or change, of the text of the Organization Certificate with its previous amendments in a single certificate.

Witness, my hand and official seal of the Banking Department at the City of New
York,
                                    this 8th day of May in the Year of our Lord
                                    one thousand nine hundred and ninety-seven.

                                            Deputy Superintendent of Banks.

                                    RESTATED

                            ORGANIZATION CERTIFICATE

                                       OF

                            THE CHASE MANHATTAN BANK

                 Under Section 8007 of the New York Banking Law
                 ----------------------------------------------

     WE, WALTER V. SHIPLEY and ANTHONY J. HORAN, being, respectively, the
Chairman of the Board and the Secretary of THE CHASE MANHATTAN BANK, a New York
banking organization, do hereby certify as follows:

     1. The name of the Corporation is The Chase Manhattan Bank. The Corporation
was formed under the name Chemical Bank.

     2. The Organization Certificate of The Chase Manhattan Bank was filed by the Superintendent of Banks of the State of New York on November 26, 1968.

     3. The text of the organization certificate, at amended heretofore, is hereby restated without further amendment or change to read as herein set forth in full:

     FIRST: The name by which the Corporation is to be known is THE CHASE
MANHATTAN BANK.

     SECOND: The principal office of the Corporation is to be located in New
York, New York.

     THIRD: The amount of authorized stock which the Corporation is hereafter to have is $1,335,000,000 and the number of shares into which such capital stock is to be divided is 125,000,000 shares consisting of 110,000,000 shares of Common
Stock, par value $12 per share, and 15,000,000 shares of Preferred Stock, par value $1 per share, which shall be issued in one or more classes or series having such designations, relative rights, preferences or limitations as fixed by the Board of Directors of the Corporation at the time of issuance of any such
Preferred Stock.

     FOURTH: The number of directors of the Corporation shall be not less than seven nor more than twenty-five.

     FIFTH: The Corporation is to exercise the powers conferred by Section 100 of the banking laws of the State of New York.

     4. This restated organization certificate was approved by a resolution adopted by the Board of Directors of the Corporation on July 16, 1996.

     IN WITNESS WHEREOF, the undersigned have executed this restated
organization certificate this 25th day of March, 1997.

                                             /s/ Walter V. Shipley
                                             ----------------------------
                                             Walter V. Shipley
                                             Chairman of the Board

                                             /s/ Anthony J. Horan
                                             ----------------------------
                                             Anthony J. Horan
                                             Secretary

STATE OF NEW YORK  )
                   )ss.:
COUNTY OF NEW YORK )

     I, ANTHONY J. HORAN, being duly sworn, depose and say that I, the said
ANTHONY J. HORAN, am the Secretary of THE CHASE MANHATTAN BANK, and that I have read and signed the foregoing Certificate and know the contents thereof and the statements contained therein are true.

                                            /s/ Anthony J. Horan
                                            ----------------------------
                                            Anthony J. Horan
                                            Secretary

Subscribed and sworn to before
me this 25th day of March 1997.

Notary Public

                               State of New York

                               BANKING DEPARTMENT

     I, P. VINCENT CONLON, Deputy Superintendent of Banks of the State of New
York, DO HEREBY APPROVE the annexed certificate entitled "CERTIFICATE OF
AMENDMENT OF THE ORGANIZATION CERTIFICATE OF THE CHASE MANHATTAN BANK Under
Section 8001 of the New York Banking Law" dated October 22, 2001, providing for a change in name to JPMORGAN CHASE BANK, and an increase in the amount of authorized capital stock from $1,335,000,000 consisting of 110,000,000 shares of common stock with a par value of $12 per share, and 15,000,000 shares of preferred stock with a par value of $1 per share to $1,800,100,000 consisting of
148,765,000 shares of common stock with a par value of $12 per share, and
15,000,000 shares of preferred stock with a par value of $1 per share. The preferred stock shall be issued in one or more classes or series having such designations, relative rights, preferences or limitations as fixed by the Board of Directors of the Corporation at the time of issuance.

Witness,  my hand and official seal of the Banking Department at the City of New
York, this 9/th/ day of November in the Year of our Lord two thousand and one.

                                                  Deputy Superintendent of Banks

                            CERTIFICATE OF AMENDMENT

                                       OF

                          THE ORGANIZATION CERTIFICATE

                                       OF

                            THE CHASE MANHATTAN BANK

                 Under Section 8001 of the New York Banking Law
                 ----------------------------------------------

           WE, WILLIAM B. HARRISON, JR. and ANTHONY J. HORAN, being,
respectively, the Chief Executive Officer and the Secretary of THE CHASE
MANHATTAN BANK, a New York banking organization, do hereby certify as follows:

           1. The name of the Corporation is The Chase Manhattan Bank.

           2. The Organization Certificate of The Chase Manhattan Bank was filed by the Superintendent of Banks of the State of New York on November 26, 1968
under the title Chemical Bank.

           3. A Certificate of Amendment of the Organization Certificate
providing for an increase in capital stock was filed by the Superintendent of
Banks of the State of New York on February 17, 1969.

           4. A Certificate of Amendment of the Organization Certificate
providing for an increase in capital stock was filed by the Superintendent of
Banks of the State of New York on September 8, 1977.

           5. A Certificate of Amendment of the Organization Certificate
providing for an increase in capital stock was filed by the Superintendent of
Banks of the State of New York on January 29, 1981.

     6.  A Certificate of Amendment of the Organization Certificate providing for an increase in capital stock was filed by the Superintendent of Banks of the
State of New York on September 14, 1982.

     7.  A Certificate of Amendment of the Organization Certificate providing for an increase in capital stock was filed by the Superintendent of Banks of the
State of New York on March 13, 1985.

     8.  A Certificate of Amendment of the Organization Certificate providing for an increase in capital stock was filed by the Superintendent of Banks of the
State of New York on June 4, 1992.

     9.  A Certificate of Amendment of the Organization Certificate providing for a change of name from Chemical Bank to The Chase Manhattan Bank and an increase in capital effective July 13, 1996 was filed by the Superintendent of
Banks of the State of New York on July 11, 1996.

     10. A Restated Organization Certificate was approved and filed by the
Superintendent of Banks of the State of New York on May 8, 1997.

     11. Article FIRST of the Organization certificate as amended, stating that the name of the corporation is "The Chase Manhattan Bank" is hereby amended and restated to read in its entirety as follows:

     "FIRST:   The name of the corporation is JPMORGAN CHASE BANK."

     12. Article THIRD of the Organization certificate, as amended, stating that the amount of its authorized capital stock is $1,335,000,000 and the number of shares into which such capital stock is to be divided is 125,000,000 shares consisting of 110,000,000 shares of

Common Stock, par value $12 per share, and 15,000,000 shares of Preferred Stock, par value $1 per share, is hereby amended and restated to read in its entirety as follows.

           "THIRD: The amount of authorized stock which the
           Corporation is hereafter to have is $1,800,180,000,
           and the number of shares into which such capital stock
           is to be divided is 163,765,000 shares consisting of
           148,765,000 shares of Common Stock, par value $12 per
           share, and 15,000,000 of Preferred Stock, par value $1
           per share, which shall be issued in one or more classes
           or series having such designations, relative rights,
           preferences or limitations as fixed by the Board of
           Directors of the Corporation at the time of issuance
           of any Preferred Stock."

           13.  These amendments to the Organization Certificate
were approved by the written consent of J.P. Morgan Chase & Co., the sole stockholder of the Corporation, on June 30, 2001.

           IN WITNESS WHEREOF, the undersigned have executed this
Certificate this 22nd day of October 2001.

                                  /s/ William B. Harrison, Jr.
                                  ----------------------------
                                      William B. Harrison, Jr.
                                       Chief Executive Officer

                                 /s/ Anthony J. Horan
                                 ------------------------------
                                     Anthony J. Horan
                                          Secretary

STATE OF NEW YORK,  )
                    )
COUNTY OF NEW YORK, )

     I, ANTHONY J. HORAN, being duly sworn, depose and say that I, the said
ANTHONY J. HORAN, am the Secretary of THE CHASE MANHATTAN BANK, and that have read and signed the foregoing Certificate and know the contents thereof and the statements therein contained are true.

                                                  /s/ Anthony J. Horan
                                            ---------------------------------
                                                      Anthony J. Horan
                                                      Secretary

Subscribed and sworn to before
me this 22nd day of October 2001

    Notary public

                             Exhibit 4 to Form T-1

                                    BY-LAWS

                              JPMorgan Chase Bank

          (Name change effective November 10, 2001 upon the merger of
      Morgan Guaranty Trust Company of New York into The Chase Manhattan Bank)

            As Amended by the Board of Directors effective June 1, 1999

                             Office of the Secretary
                          270 Park Avenue, 35th floor
                               New York, NY 10017

                                    CONTENTS

                                    SUBJECT

Article
-------
    I   Meetings of Stockholders
            Section 1.01        Annual Meeting
            Section 1.02        Special Meetings
            Section 1.03        Quorum

   II   Board of Directors
            Section 2.01        Number
            Section 2.02        Vacancies
            Section 2.03        Annual Meeting
            Section 2.04        Regular Meetings
            Section 2.05        Special Meetings
            Section 2.06        Quorum
            Section 2.07        Rules and Regulations
            Section 2.08        Compensation

  III   Committees
            Section 3.01        Executive Committee
            Section 3.02        Examining Committee
            Section 3.03        Other Committees

   IV   Officers and Agents
            Section 4.01        Officers
            Section 4.02        Clerks and Agents
            Section 4.03        Term of Office
            Section 4.04        Chairman of the Board
            Section 4.05        Chief Executive Officer
            Section 4.06        President
            Section 4.07        Vice Chairman of the Board
            Section 4.08        Chief Financial Officer
            Section 4.09        Controller
            Section 4.10        Secretary
            Section 4.11        General Auditor
            Section 4.12        Powers and Duties of Other Officers
            Section 4.13        Fidelity Bonds

    V   Corporate Seal

   VI   Fiscal Year

  VII   Indemnification
            Section 7.01        Right to Indemnification
            Section 7.02        Contracts and Funding
            Section 7.03        Employee Benefit Plans
            Section 7.04        Indemnification Not Exclusive Right
            Section 7.05        Advancement of Expenses; Procedures

 VIII   By-laws
            Section 8.01        Inspection
            Section 8.02        Amendments
            Section 8.03        Construction

                                     BY-LAWS

                                       OF

                               JPMORGAN CHASE BANK

                                    ARTICLE I

                            Meetings of Stockholders

         Section 1.01. Annual Meeting. The annual meeting of stockholders of
JPMorgan Chase Bank (herein called the Bank), shall be held in the Borough of
Manhattan, City of New York, State of New York, within the first four months of each calendar year, on such date and at such time and place as the Board of
Directors (herein called the Board), may determine, for the election of directors and the transaction of such other business as may properly come before the meeting. Notice of such meeting, stating the purpose or purposes thereof and the time when and the place where it is to be held and signed by the Chairman of the Board (herein called the Chairman), the Chief Executive Officer, the
President, a Vice Chairman of the Board or the Secretary or an Assistant
Corporate Secretary of the Bank, shall be served by personal delivery upon each stockholder of record entitled to vote at such meeting not less than 10 nor more than 50 days before said meeting.

         Section 1.02. Special Meetings. A special meeting of the stockholders may be called at any time by the Board, the Chairman, the Chief Executive
Officer, the President, or a Vice Chairman of the Board, or upon the request in writing of the holders of record of not less than 40% of the outstanding capital stock. Notice of any special meeting, stating the time, place and purpose or purposes thereof, shall be given by personal delivery to the stockholders in the manner provided in Section 1.01 for the giving of notice of annual meetings of stockholders. In the case of any meeting of stockholders, annual or special, called for a purpose requiring other or further notice, such notice shall be given as required by law.

         Section 1.03. Quorum. A majority of the outstanding common stock, represented in person or by proxy, shall constitute a quorum at any meeting of stockholders, unless otherwise provided by law; but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held as adjourned without further notice.

                                   ARTICLE II

                               Board of Directors

         Section 2.01. Number. The business and affairs of the Bank shall be managed by or under the direction of a Board of Directors, of such number as may be fixed from time to time by resolution adopted by the Board, but in no event less than 7 or more than 25, selected, organized and continued in accordance with the provisions of the New York Banking Law. Each director hereafter

                                      -1-

elected shall hold office until the next annual meeting of the stockholders and until his successor is elected and has qualified, or until his death or until he shall resign or shall have been removed.

        Section 2.02. Vacancies. In case of any increase in the number of directors, the additional director or directors, and in case of any vacancy in the board due to death, resignation, removal, disqualification or any other cause, the successors to fill the vacancies, not exceeding one-third of the entire Board, shall be elected by a majority of the directors then in office.

        Section 2.03. Annual Meeting. An annual meeting of the directors shall be held each year, without notice, immediately following the annual meeting of stockholders. The time and place of such meeting shall be designated by the
Board. At such meeting, the directors shall, after qualifying, elect from their own number a Chairman of the Board, a Chief Executive Officer, a President and
one or more Vice Chairman of the Board, and shall elect or appoint such other officers authorized by these By-laws as they may deem desirable, and appoint the Committees specified in Article III hereof. The directors may also elect to serve at the pleasure of the Board, one or more Honorary Directors, not members of the Board. Honorary Directors of the Board shall be paid such compensation or such fees for attendance at meetings of the Board, and meetings of other committees of the Board, as the Board shall determine from time to time.

        Section 2.04. Regular Meetings. The Board shall hold a regular meeting without notice at the principal office of the Bank on the third Tuesday in each month, with such exceptions as shall be determined by the Board, at such time as shall be determined by the Board, unless another time or place, within or without the State, shall be fixed by resolution of the Board. Should the day appointed for a regular meeting fall on a legal holiday, the meeting shall be held at the same time on the preceding day or on such other day as the Board may order.

        Section 2.05. Special Meetings. Special meetings of the Board shall be held whenever called by the Chairman, the Chief Executive Officer, the
President, a Vice Chairman of the Board, the Secretary or a majority of the directors at the time in office. A notice shall be given as hereinafter in this
Section provided of each such special meeting, in which shall be stated the time and place of such meeting, but, except as otherwise expressly provided by law or by these By-laws, the purposes thereof need not be stated in such notice.
Except as otherwise provided by law, notice or each such meeting shall be mailed to each director, addressed to him at his residence or usual place of business, at least two (2) days before the day on which such meeting is to be held, or shall be sent addressed to him at such place by telegraph, cable, wireless or other form of recorded communication or be delivered personally or by telephone not later than noon of the calendar day before the day on which such meeting is to be held. At any regular or special meeting of the Board, or any committee thereof, one or more Board or committee members may participate in such meeting by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time.
This type of participation shall constitute presence in person at the meeting.
Notice of any meeting of the Board shall not, however, be required to be given to any director who submits a signed waiver of notice whether before or after the meeting, or if he shall be present at such meeting and any meeting of the
Board shall be a legal meeting without any notice thereof having been given if all the directors of the Bank then in office shall be present thereat.

                                      -2-

     Section 2.06. Quorum. One-third of the members of the entire Board, or the next highest integer in the event of a fraction, shall constitute a quorum, but if less than a quorum be present, a majority of those present may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice.

     Section 2.07. Rules and Regulations. The Board may adopt such rules and regulations for the conduct of its meetings and the management of the affairs of the Bank as it may deem proper, not inconsistent with the laws of the State of
New York or these By-laws.

     Section 2.08. Compensation. Directors shall be entitled to receive from the
Bank such fees for attendance at meetings of the Board or of any committee, or both, as the Board from time to time shall determine. The Board may also likewise provide that the Bank shall reimburse each such director or member of such committee for any expenses paid by him on account of his attendance at any such meeting. Nothing in this Section contained shall be construed to preclude any director from serving the Bank in any other capacity and receiving compensation therefor.

                                  ARTICLE III

                                   Committees

     Section 3.01. Executive Committee. The Board, by resolution adopted by a majority of the entire Board, shall appoint an Executive Committee which, when the Board is not in session, shall have and may exercise all the powers of the
Board that lawfully may be delegated including, without limitation, the power and authority to declare dividends. The Executive Committee shall consist of such number of directors as the Board shall from time to time determine, but not less than five and one of whom shall be designated by the Board as Chairman thereof, as follows: (a) the Chairman of the Board, the Chief Executive Officer,
the President, the Vice Chairman of the Board; and (b) such other directors, none of whom shall be an officer of the Bank, as shall be appointed to serve at the pleasure of the Board. The Board, by resolution adopted by a majority of the entire Board, may designate one or more directors as alternate members of the
Executive Committee and the manner and circumstances in which such alternate members shall replace or act in the place of absent or disqualified members of the Executive Committee. The attendance of one-third of the members of the
Committee or their substitutes, or the next highest integer in the event of a fraction, at any meeting shall constitute a quorum, and the act of a majority of those present at a meeting thereof at which a quorum is present shall be the act of the Committee. All acts done and powers conferred by the Committee from time to time shall be deemed to be, and may be certified as being done or conferred under authority of the Board. The Committee shall fix its own rules and procedures, and the minutes of the meetings of the Committee shall be submitted at the next regular meeting of the Board at which a quorum is present, or if impracticable at the next such subsequent meeting. The Committee shall hold meetings "On Call" and such meetings may be called by the Chairman of the
Executive Committee, the Chairman of the Board, the Chief Executive Officer, the
President, a Vice Chairman of the Board, or the Secretary. Notice of each such meeting of the Committee shall be given by mail, telegraph, cable, wireless or other form of recorded communication or be delivered personally or by telephone to each member of the Committee not later

                                      -3-

than the day before the day on which such meeting is to be held. Notice of any such meeting need not be given to any member of the Committee who submits a signed waiver of notice whether before or after the meeting, or if he shall be present at such meeting; and any meeting of the Committee shall be a legal meeting without any notice thereof having been given, if all the members of the
Committee shall be present thereat. In the case of any meeting, in the absence of the Chairman of the Executive Committee, such member as shall be designated by the Chairman of the Executive or the Executive Committee shall act as
Chairman of the meeting.

     Section 3.02. Examining Committee. The Board, by resolution adopted by a majority of the entire Board, shall appoint an Examining Committee composed of not less than three of its members, none of whom shall be an officer of the
Bank, to hold office at its pleasure and one of whom shall be designated by the
Board as chairman thereof. The Committee shall make such examination into the affairs of the Bank and its loans and discounts and make such reports in writing thereof as may be directed by the Board or required by the Banking Law. The attendance of one-third of the members of the Committee, or the next highest integer in the event of a fraction, at any meeting shall constitute a quorum, and the act of a majority of those present at a meeting thereof at which a quorum is present shall be the act of the Committee.

     Section 3.03. Other Committees. The Board, by resolution adopted by a majority of the entire Board, may appoint, from time to time, such other committees composed of not less than three of its members for such purposes and with such duties and powers as the Board may determine. The attendance of one-third of the members of such other committees, or the next highest integer in the event of a fraction, at any meeting shall constitute a quorum, and the act of a majority of those present at a meeting thereof at which quorum is present shall be the act of such other committees.

                                   ARTICLE IV

                              Officers and Agents

     Section 4.01. Officers. The officers of the Bank shall be (a) a Chairman of the Board, a Chief Executive Officer, a President and one or more Vice Chairman of the Board, each of whom must be a director and shall be elected by the
Board;(b) a Chief Financial Officer, a Controller, a Secretary and a General
Auditor, each of whom shall be elected by the Board; and (c) may include a Chief
Credit Officer, a Chief Administrative Officer, a Chief Technology Officer, one
or more Group Executives and such other officers as may from time to time be elected by the Board or under its authority, or appointed by the Chairman, the
Chief Executive Officer, the President or a Vice Chairman of the Board.

     Section 4.02. Clerks and Agents. The Board may elect and dismiss, or the
Chairman, the Chief Executive Officer, the President or a Vice Chairman of the
Board may appoint and dismiss and delegate to any other officers authority to appoint and dismiss such clerks, agents and employees as may be deemed advisable for the prompt and orderly transaction of the Bank's business, and may prescribe, or authorize the appointing officers to prescribe their respective duties, subject to the provisions of these By-laws.

                                      -4-

     Section 4.03. Term of Office. The Officers designated in Section 4.01(a)
shall be elected by the Board at its annual meeting. The officers designated in
Section 4.01(b) may be elected at the annual or any other meeting of the Board.
The officers designated in Section 4.01(a) may be elected at the annual or any other meeting of the Board or appointed at any time by the designated proper officers. Any vacancy occurring in any office designated in Section 4.01(a) may be filled at any regular or special meeting of the Board. The officers elected pursuant to Section 4.01(a) shall each hold office for the term of one year and until their successors are elected, unless sooner disqualified or remove by a vote of two-thirds of the whole Board. The officers elected by the Board pursuant to Section 4.01(b) of these By-laws shall hold office at the pleasure of the Board. All other officers, clerks, agents and employees elected by the
Board, or appointed by the Chairman, the Chief Executive Officer, the President
or a Vice Chairman of the Board, or under their authority, shall hold their respective offices at the pleasure of the Board or officers elected pursuant to
Section 4.01(a).

     Section 4.04. Chairman of the Board. The Chairman shall preside at all meetings of the stockholders and at all meetings of the Board, The Chairman of the Board shall have the same power to perform any act on behalf of the Bank and to sign for the Bank as is prescribed in these By-laws for the Chief Executive
Officer. He shall perform such other duties as from time to time may be prescribed by the Board.

     Section 4.05. Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Bank and shall have, subject to the control of the Board and the Chairman, general supervision and direction of the policies and operations of the Bank and of its several officers other than the Chairman.
In the absence of the Chairman, he shall preside at all meetings of the stockholders and at all meetings of the Board. He shall have the power to execute any document or perform any act on behalf of the Bank, including without limitation the power to sign checks, orders, contracts, leases, notes, drafts and other documents and instruments in connection with the business of the Bank, and together with the Security or an Assistant Corporate Secretary execute conveyances of real estate and other documents and instruments to which the seal of the Bank may be affixed. He shall perform such other duties as from time to time may be prescribed by the Board.

     Section 4.06. President. The president shall subject to the direction and control of the Board, the Chairman and the Chief Executive Officer, participate in the supervision of the policies and operations of the Bank. In general, the
President shall perform all duties incident to the office of President and such other duties as from time to time may be prescribed by the Board, the Chairman, or the Chief Executive Officer. In the absence of the Chairman or the Chief
Executive Officer, the President shall preside at meetings of stockholders and of the Board. The President shall have the same power to sign for the Bank as is prescribed in these By-laws for the Chief Executive Officer.

     Section 4.07. Vice Chairman of the Board. The Vice Chairman of the Board,
or if there be more than one, then each of them, shall, subject to the direction and control of the Board, the Chairman and the Chief Executive Officer,
participate in the supervision of the policies and operations of the Bank, and shall have such other duties as may be prescribed from time to time by the
Board, the Chairman or the Chief Executive Officer. In the absence of the
Chairman, the Chief Executive Officer and the President, a Vice Chairman, as
designated by the Chairman or the Board, shall preside at

                                      -5-

meetings of the stockholders and of the Board. Each Vice Chairman shall have the same power to sign for the Bank as is prescribed in these By-laws for the Chief
Executive Officer.

        Section 4.08. Chief Financial Officer. The Chief Financial Officer shall have such powers and perform such duties as the Board, the Chairman, the Chief
Executive Officer, the President, or a Vice Chairman of the Board may from time to time prescribe, which duties may include, without limitation, responsibility for strategic planning, corporate finance, control, tax and auditing activities, and shall perform such other duties as may be prescribed by these By-laws.

        Section 4.09. Controller. The Controller shall exercise general supervision of the accounting departments of the Bank. He shall be responsible to the Chief Financial Officer and shall render reports from time to time relating to the general financial condition of the Bank. He shall render such other reports and perform such other duties as from time to time may be prescribed by the Chief Financial Officer, a Vice Chairman of the Board, the
President, the Chief Executive Officer or the Chairman.

        Section 4.10. Secretary. The Secretary shall:

        (a) record all the proceedings of the meetings of the stockholders, the
Board and the Executive Committee in one or more books kept for that purpose;

        (b) see that all notices are duly given in accordance with the provisions of these By-laws or as required by law;

        (c) be custodian of the seal of the Bank, and he may xxx that such seal or a facsimile thereof is affixed to any documents the execution of which on behalf of the Bank is duly authorized and may attest such seal when so affixed,
and

        (d) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be prescribed by the Board, the
Chairman, the Chief Executive Officer, the President, or a Vice Chairman of the
Board.

        Section 4.11. General Auditor. The General Auditor shall exercise general supervision of the Auditing Division. He shall audit the affairs of the
Bank and its subsidiaries, including appraisal of the soundness and adequacy of internal controls and operating procedures and shall ascertain the extent of compliance with policies and procedures of the Bank. He shall be responsible to the Board and shall make such audits and prepare such regular reports as the
Board, its Examining Committee, the Chairman or the Chief Officer may, from time to time, require or as in his judgment are necessary in the performance of his duties.

        Section 4.12. Powers and Duties of Other Officers. The powers and duties of all other officers of the Bank shall be those usually pertaining to their respective offices, subject to the direction and control of the Board and as otherwise provided in these By-laws.

                                      -6-

         Section 4.13. Fidelity Bonds. The Board, in its discretion, may require any or all officers, agents, clerks and employees of the Bank to give bonds covering the faithful performance of their duties or may obtain insurance covering the same, in either case in form and amount approved by the Board, the premiums thereon to be paid by the Bank.

                                   ARTICLE V

                                 Corporate Seal

     The corporate seal of the Bank shall be in the form of a circle and shall bear the full name of the Bank and the words "Corporate Seal New York" together with the logo of the J.P. Morgan Chase & Co.

                                   ARTICLE VI

                                  Fiscal Year

     The fiscal year of the Bank shall be the calendar year.

                                  ARTICLE VII

                                Indemnification

     Section 7.01. Right to Indemnification. The Bank shall to the fullest extent permitted by applicable law as then in effect indemnify any person (the
"Indemnitee") who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, administrative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Bank to procure a judgment in its favor) (a "Proceeding") by reason of the fact that he is or was a director, officer, employee or agent of the Bank, or is or was serving at the request of the Bank as a director, officer or employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such Proceeding. Such indemnification shall be a contract right and shall include the right to receive payment in advance of any expenses incurred by the
Indemnitee in connection with such Proceeding, consistent with the provisions of applicable law as then in effect.

     Section 7.02. Contracts and Funding. The Bank may enter into contracts with any director, officer, employee or agent of the Bank in furtherance of the provisions of this Article VII and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit)
to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article VII.

     Section 7.03. Employee Benefit Plans. For purposes of this Article VII, references to "other enterprises" shall include employee benefit plans;
references to "fines" shall include any excise taxes

                                      -7-

assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Bank" shall include any service as a director, officer, employee, or agent of the Bank which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of a corporation.

     Section 7.04. Indemnification Not Exclusive Right. The right of indemnification and advancement of expenses provided in this Article VII shall not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled, under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The provisions of this Article VII shall inure to the benefit of the heirs and legal representatives of any person entitled to indemnity under this
Article VII and shall be applicable to Proceedings commenced or continuing after the adoption of this Article VII whether arising from acts or omissions occurring before or after such adoption.

     Section 7.05. Advancement of Expenses, Procedures. In furtherance, but not in limitation, of the foregoing provisions, the following procedures and remedies shall apply with respect to advancement of expenses and the right to indemnification under this Article VII:

         (a) Advancement of Expenses. All reasonable expenses incurred by or on behalf of the Indemnitee in connection with any Proceeding shall be advanced to the Indemnitee by the Bank within twenty (20) days after the receipt by the Bank of a statement or statements from the Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such
Proceeding. Such statement or Statements shall reasonably evidence the expenses incurred by the Indemnitee and, if required by law at the time of such advance, shall include or be accompanied by an undertaking by or on behalf of the
Indemnitee to repay the amounts advanced if, and to the extent, it should ultimately be determined that the Indemnitee is not entitled to be indemnified against such expenses.

         (b) Written Request for Indemnification. To obtain indemnification under this Article VII, an Indemnitee shall submit to the Secretary of the Bank a written request, including such documentation and information as is reasonably available to the Indemnitee and reasonably necessary to determine whether and to what extent the Indemnitee is entitled to Indemnification (the "Supporting
Documentation"). The determination of the Indemnitee's entitlement to indemnification shall be made within a reasonable time after receipt by the Bank of the written request for indemnification together with the Supporting
Documentation. The Secretary of the Bank shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that the Indemnitee has requested indemnification.

         (c) Procedure for Determination. The Indemnitee's entitlement to indemnification under this Article VII shall be determined (i) by the Board by a majority vote of a quorum (as defined in Article II of these By-laws) consisting of directors who were not parties to such action, suit or proceeding, or (ii)

                                      -8-

if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders, but only if a majority of the disinterested directors, if they constitute a quorum of the Board, presents the issue of entitlement to indemnification to the stockholders for their determination

                                  ARTICLE VIII

                                     By-Laws

                Section 8.01. Inspection, A copy of the By-Laws shall at all times be kept in a convenient place at the principal office of the Bank, and shall be open for inspection by stockholders during banking hours.

                Section 8.02. Amendments. Except as otherwise specifically provided by statute, these By-Laws may be added to, amended, altered or repealed at any meeting of the Board by vote of a majority of the entire Board, provided that written notice of any such proposed action shall be given to each director prior to such meeting, or that notice of such addition,amendment, alteration or repeal shall have been given at the preceding meeting of the
Board.

                Section 8.03. Construction. The masculine gender, where
appearing in these By-Laws, shall be deemed to include the feminine gender.

Exhibit 7

J. P. Morgan Trust Company, National Association

Statement of Condition

March 31, 2003

($000)
Assets
Cash and Due From Banks	$21,088
Securities	136,138
Loans and Leases	141,435
Premises and Fixed Assets	5,973
Intangible Assets	152,893
Other Assets	18,036

Total Assets	$475,563

Liabilities
Deposits	$222,645
Other Liabilities	38,592

Total Liabilities	261,237
Equity Capital
Common Stock	600
Surplus	177,264
Retained Earnings	36,462

Total Equity Capital	214,326

Total Liabilities and Equity Capital	$475,563